EXHIBIT 1

   * Information and classification for each of the other Reporting Persons filing this Schedule 13G.


      New California Life Holdings, Inc., 801 South Grand Avenue, Suite
   2200, Los Angeles, California 90017.    A Delaware corporation, filing
   as a Parent Holding Company, in accordance with Section
   240.13d-1(b)(ii)(G).

      MAAF Vie, S.A., Chaban de Chauray, 79036 Niort, France.    A French
   corporation, filing as a Parent Holding Company, in accordance with
   Section 240.13d-1(b)(ii)(G).

      MAAF Assurances, S.A., Chaban de Chauray, 79036 Niort, France.    A
   French corporation, filing as a Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

   <FN1>
      **On May 9, 1994, Aurora National Life Assurance Company ("Aurora") ceased to be Trustee of the Base Assets Trust and, therefore, Aurora ceased to be a beneficial owner of more than five percent of the securities reported hereon.